UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Northgate Minerals Corporation
(Translation of registrant's name into English)

815 Hornby Street, Suite 406
Vancouver, British Columbia
Canada V6Z 2E6
(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐        Form 40-F ☒

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

    Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Northgate Minerals Corporation

Date: May 21, 2008
/s/ Jon Douglas
Jon Douglas
Chief Financial Officer

Exhibit Index

Exhibit	Description

99.1	Material Change Report dated January 4, 2007
99.2	Technical Report of the Lower Boundary Zone, Lucky Zone and Lower YD Zone Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario dated January 12, 2007
99.3	Notice of Meeting and Record Date dated February 8, 2007
99.4	Management Information Circular dated March 1, 2007
99.5	Form of Proxy filed on SEDAR - March 29, 2007
99.6	Report of Voting Results dated May 4, 2007
99.7	Technical Report on Kemess South Mine Located in the Province of British Columbia, Canada dated May 31, 2007
99.8	News Release dated August 1, 2007
99.9	News Release dated September 20, 2007
99.10	News Release dated November 29, 2007
99.11	News Release dated December 18, 2007
99.12	News Release dated December 20, 2007
99.13	News Release dated January 18, 2008
99.14	News Release dated January 31, 2008
99.15	Notice of the Meeting and Record Date dated February 1, 2008
99.16	News Release dated February 6, 2008
99.17	News Release dated February 14, 2008
99.18	News Release dated February 25, 2008
99.19	News Release dated March 4, 2008
99.20	News Release dated March 7, 2008
99.21	News Release dated March 17, 2008
99.22	News Release dated March 17, 2008
99.23	News Release dated March 26, 2008
99.24	Technical Report on the Underground Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario dated March 25, 2008
99.25	Technical Report on Fosterville Gold Mine, Victoria, Australia dated March 25, 2008
99.26	Material Document (Letter from Xstrata re: Purchase of Copper Concentrate) dated March 28, 2008
99.27	Technical Report on Stawell Gold Mines dated March 28, 2008
99.28	News Release dated April 8, 2008
99.29	News Release dated April 21, 2008
99.30	Business Acquisition Report filed on SEDAR on May 5, 2008
99.31	AGM Voting Results dated May 2, 2008
99.32	Business Acquisition Report filed on SEDAR on May 7, 2008